FOR IMMEDIATE RELEASE	NASDAQ: TRIL
TSX: TRIL

TRILLIUM THERAPEUTICS REPORTS FIRST QUARTER 2018 FINANCIAL
AND OPERATING RESULTS

•	Focusing TTI-621 clinical development on T-cell lymphoma
•	TTI-621 received Orphan Drug Designation for the treatment of cutaneous T-cell lymphoma
•	Preclinical data with TTI-622 (SIRPaFc IgG4) presented at AACR; cleared to enter clinical testing in Q2

TORONTO, May 11, 2018 – Trillium Therapeutics Inc. (NASDAQ/TSX: TRIL), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, today reported financial and operating results for the three months ended March 31, 2018.

“Following the initial signals of monotherapy responses reported at ASH last year, we have increasingly focused both our TTI-621 clinical trials on patients with T-cell malignancies throughout the first quarter of 2018” said Dr. Niclas Stiernholm, president and CEO of Trillium Therapeutics. “We have also been preparing to launch our second clinical CD47 program, TTI-622. Having both an IgG1 and an IgG4 SIRPaFc fusion protein in clinical testing should allow us to address important scientific questions related to the impact of the Fc region in various clinical scenarios, including combination therapy.”

2018 First Quarter Highlights:

•

Reported refinements to both our phase 1 trials of TTI-621 to focus near-term efforts on patients with cutaneous T-cell lymphoma (CTCL) and peripheral T-cell lymphoma (PTCL). This action builds on the monotherapy results of TTI-621 presented at the American Society of Hematology (ASH) Annual Meeting in December 2017 where weekly infusions of TTI-621 were shown to be well tolerated and intratumoral injection was observed to reduce local lesions in 9 out of 10 patients with mycosis fungoides, a common type of CTCL.

•

The U.S. Food and Drug Administration granted an Orphan Drug Designation to TTI- 621 for the treatment of cutaneous T-cell lymphoma. Orphan Drug Designation qualifies the sponsor of the drug candidate for various development incentives, which include an exemption from fees under the Prescription Drug User Fee Act and a seven-year marketing exclusivity period following approval.

•

Presented preclinical TTI-622 data at the 2018 AACR Annual Meeting demonstrating that TTI-622 induces the phagocytosis of a broad panel of tumor cells derived from patients with both hematological and solid tumors. As a monotherapy, TTI-622 treatment resulted in decreased tumor growth and improved survival in a B cell lymphoma xenograft model, as well as enhanced the efficacy of cetuximab (anti- EGFR) and daratumumab (anti-CD38) antibodies in solid and hematological xenograft models, respectively. We expect to enroll the first patient in a Phase 1 clinical trial of TTI-622 in Q2 2018.

First Quarter 2018 Financial Results

As of March 31, 2018, Trillium had cash and cash equivalents and marketable securities, and working capital of $73.9 million and $61.7 million, respectively, compared to $81.8 million and $68.9 million, respectively at December 31, 2017. The decrease in cash and cash equivalents and marketable securities, and working capital was due mainly to cash used in operations of approximately $9.5 million.

Net loss for the three months ended March 31, 2018 of $8.6 million was lower than the loss of $11.5 million for the three months ended March 31, 2017. The net loss was lower due mainly to a net foreign currency gain of $1.6 million for the three months ended March 31, 2018, compared to a net foreign currency loss of $0.4 million in the prior year period. Research and development expenses decreased by $0.9 million in 2018 as a result of lower manufacturing activity for TTI-621 and TTI-622. These decreases were partially offset by higher clinical trial expenses.

Selected Consolidated Financial Information:

Consolidated statements of loss and comprehensive loss

	Three months ended	Three months ended
Amounts in thousands of Canadian	March 31, 2018	March 31, 2017
dollars except per share amounts
Research and development expenses	$9,341	$10,198
General and administrative expenses	1,029	954
Net finance costs (income)	(1,807)	297
Income tax expense	2	2
Net loss and comprehensive loss for the period	8,565	11,451
Basic and diluted loss per common share	0.65	1.46

Consolidated statements of financial position

	As at	As at
Amounts in thousands of Canadian	March 31, 2018	December 31, 2017
dollars
Cash and marketable securities	$73,920	$81,791
Total assets	86,040	94,403
Total equity	70,658	78,577

About Trillium Therapeutics

Trillium Therapeutics Inc. is a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer. The company’s lead program, TTI-621, is a SIRPaFc fusion protein that consists of the CD47-binding domain of human SIRPa linked to the Fc region of a human immunoglobulin (IgG1). It is designed to act as a soluble decoy receptor, preventing CD47 from delivering its inhibitory (“do not eat”) signal. Neutralization of the inhibitory CD47 signal enables the activation of macrophage anti-tumor effects by pro-phagocytic (“eat”) signals. A Phase 1 clinical trial (NCT02663518) evaluating intravenous dosing of SIRPaFc in patients with advanced cancer is ongoing, and a second Phase 1 trial evaluating direct intratumoral injections is underway in solid tumors and mycosis fungoides (NCT02890368). TTI-621 has recently been granted an Orphan Drug Designation by the FDA for the treatment of cutaneous T-cell lymphoma. TTI-622, an IgG4 SIRPaFc protein which is primarily being developed for combination therapy, is expected to begin clinical testing in 2018. Trillium also has a proprietary medicinal chemistry platform, using unique fluorine chemistry, which permits the creation of new chemical entities from validated drugs and drug candidates with improved pharmacological properties. Stemming from this platform, the company’s most advanced preclinical program is an orally-available epidermal growth factor receptor antagonist with increased uptake and retention in the brain. In addition, a number of compounds directed at undisclosed immuno-oncology targets are currently in the discovery phase.

For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information

This press release contains forward-looking statements within the meaning of applicable United States securities laws and forward-looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements in this press release include statements about, without limitation, Trillium's expected timing of upcoming clinical events. With respect to the forward-looking statements contained in this press release, Trillium has made numerous assumptions regarding, among other things: the effectiveness and timeliness of preclinical and clinical trials; and the completeness, accuracy and usefulness of the data. While Trillium considers these assumptions to be reasonable, these assumptions are inherently subject to significant scientific, business, economic, competitive, market and social uncertainties and contingencies. Additionally, there are known and unknown risk factors that could cause Trillium's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained in this press release. Known risk factors include, among others: positive preliminary results from early-stage clinical trials may not be indicative of the final results from the trial or be indicative of favorable outcomes in later-stage clinical trials and data are subject to audit for inclusion in the final clinical trial database; clinical data may not demonstrate adequate efficacy and safety to result in regulatory approval to market any of our product candidates in any jurisdiction; given the early stage of Trillium’s product development, there can be no assurance that its research and development programs will result in regulatory approval or commercially viable products and that Trillium can adequately demonstrate TTI-621’s individual contribution in a combination therapy; clinical trials may be more costly or take longer to complete than anticipated, and may never be initiated or completed, or may not generate results that warrant future development of the tested drug candidate; Trillium may not receive the necessary regulatory approvals for the clinical development of Trillium's products; economic and market conditions may worsen; and market shifts may require a change in strategic focus.

A more complete discussion of the risks and uncertainties facing Trillium appears in Trillium's Annual Information Form for the year ended December 31, 2017 filed with Canadian securities authorities and available at www.sedar.com and on Form 40-F with the U.S. Securities Exchange Commission and available at www.sec.gov, each as updated by Trillium's continuous disclosure filings, which are available at www.sedar.com and at www.sec.gov. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Trillium disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Contact:
James Parsons
Chief Financial Officer
Trillium Therapeutics Inc.
416-595-0627 x232
james@trilliumtherapeutics.com
www.trilliumtherapeutics.com

Investor and Media Relations:
Jessica Dyas
Canale Communications for Trillium Therapeutics
619-849-5385
jessica@canalecomm.com